Exhibit 4.8

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

DESCRIPTION OF TETRA TECHNOLOGIES, INC. COMMON STOCK
The following description of the common stock of TETRA Technologies, Inc. (“we,” “our” or “us”) is a summary of the rights of our common stock and certain provisions of our restated certificate of incorporation, as amended, and amended and restated bylaws as currently in effect. This summary does not purport to be complete and is subject to and qualified in its entirety by reference to the provisions of applicable law, our restated certificate of incorporation, as amended, and amended and restated bylaws, each of which is filed as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.8 is a part and incorporated by reference herein. We encourage you to read our restated certificate of incorporation, as amended, our amended and restated bylaws and the applicable provisions of the Delaware General Corporation Law, as amended (the “DGCL”) for additional information.
Common Stock

General. Our restated certificate of incorporation, as amended, authorizes 250,000,000 shares of our common stock, $0.01 par value, and 5,000,000 shares of our preferred stock, $0.01 par value.
Listing. Our common stock is listed on the New York Stock Exchange under the symbol “TTI.”
Dividends. Subject to the rights of holders of preferred stock, common stockholders may receive dividends when declared by the board of directors. Dividends may be paid in cash, stock or another form. However, our existing credit agreements contain covenants that restrict our ability to pay dividends.
Fully Paid. All outstanding shares of common stock are fully paid and non-assessable.
Voting Rights. Common stockholders are entitled to one vote in the election of directors and other matters for each share of common stock owned. Common stockholders are not entitled to preemptive or cumulative voting rights.
Other Rights. We will notify common stockholders of any stockholders’ meetings in accordance with applicable law. If we liquidate, dissolve or wind-up our business, either voluntarily or not, common stockholders will share equally in the assets remaining after we pay our creditors and preferred stockholders. There are no redemption or sinking fund provisions applicable to the common stock.
Transfer Agent and Registrar. Our transfer agent and registrar is Computershare Trust Company, N.A.
Preferred Stock
Our board of directors can, without approval of our stockholders, issue one or more series or classes of preferred stock from time to time limited by the number of shares of preferred stock then authorized. The board can also determine the number of shares of each series and the rights, preferences and limitations of each series or class, including the dividend rights, voting rights, conversion rights, redemption rights and any liquidation preferences of any series or class of preferred stock and the terms and conditions of issue.  No shares of preferred stock are presently outstanding.

Anti-Takeover Effects of Provisions of Our Certificate of Incorporation, Bylaws and Law
Our restated certificate of incorporation, as amended, and amended and restated bylaws contain provisions that may render more difficult possible takeover proposals to acquire control of us and make removal of our management more difficult. Below is a description of certain of these provisions in our restated certificate of incorporation, as amended, and amended and restated bylaws.
Our restated certificate of incorporation, as amended, authorizes a class of undesignated preferred stock consisting of 5,000,000 shares, $0.01 par value. Preferred stock may be issued from time to time in one or more series, and our board of directors, without further approval of the stockholders, is authorized to fix the designations, powers, preferences, and rights applicable to each series of preferred stock. The purpose of authorizing the board of directors to determine such designations, powers, preferences, and rights is to allow such determinations to be made by the board of directors instead of the stockholders and to avoid the expense of, and eliminate delays associated with, a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of common stock and, under some circumstances, make it more difficult for a third party to gain control of us.
Our restated certificate of incorporation, as amended, authorizes the board of directors to create and issue rights entitling the holders thereof to purchase shares of our capital stock or other securities. The times at which and the terms upon which these rights are to be issued will be determined by the board of directors and set forth in the contracts or instruments that evidence such rights.
Our restated certificate of incorporation, as amended, provides that, subject to the rights of holders of any preferred stock, any action required or permitted to be taken by our stockholders must be taken at an annual or special meeting of stockholders and not by written consent.
Our restated certificate of incorporation, as amended, precludes the ability of our stockholders to call meetings of stockholders. Except as may be required by law and subject to the holders of rights of preferred stock, special meetings of stockholders may be called only by our chairman of the board or by our board of directors pursuant to a resolution adopted by a majority of the members of the board of directors.
Our amended and restated bylaws contain specific procedures for stockholder nomination of directors and for stockholders to bring other business before a stockholders’ meeting. These provisions require advance notification that must be given in accordance with the provisions of our amended and restated bylaws. The procedures for stockholder nomination of directors and for stockholder proposals may have the effect of precluding a nomination for the election of directors or a stockholder proposal at a particular meeting if the required procedure is not followed.
Although Section 214 of the DGCL provides that a corporation’s certificate of incorporation may provide for cumulative voting for directors, our restated certificate of incorporation, as amended, does not provide for cumulative voting. As a result, the holders of a majority of the votes of the outstanding shares of our common stock have the ability to elect all of the directors being elected at any annual meeting of stockholders.
As a Delaware corporation, we are subject to Section 203, or the business combination statute, of the DGCL. Under the business combination statute of the DGCL, a corporation is generally restricted from engaging in a business combination (as defined in Section 203 of the DGCL) with an interested stockholder (defined generally as a person owning 15% or more of the corporation’s outstanding voting stock) for a three-year period following the time the stockholder became an interested stockholder. The provisions of the Delaware business combination statute do not apply to a corporation if, subject to certain requirements specified in Section 203(b) of the DGCL, the certificate of incorporation or bylaws of the corporation contain a provision expressly electing not to be governed by the provisions of the statute or the corporation does not have voting stock listed on a national securities exchange or held of record by more than 2,000 stockholders. We have not adopted any provision in our restated certificate of incorporation, as amended, or amended and restated bylaws electing not to be governed by the Delaware business combination statute. As a result, the statute is applicable to business combinations involving us and may have an anti-takeover effect with respect to transactions that are not approved in advance by our board of directors.

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